SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No   ☒

Full Year 2010

Earnings Release

24 February 2011

01

Earnings Release

Lisbon, Portugal, 24 February 2011

Following the acquisition of PT’s investment in Brasilcel by Telefónica on 27 September 2010 and the adoption of IFRIC12, PT adjusted its financial statements for previous periods in order to recognise Vivo as a discontinued operation and the impact of the new accounting rule. In 2010, consolidated operating revenues amounted to Euro 3,742 million, up by 0.2% y.o.y, while EBITDA reached Euro 1,492 million, down by 4.2% y.o.y. Consolidated EBITDA margin stood at 39.9%. Net income amounted to Euro 5,672 million and basic earnings per share reached Euro 6.48, impacted by the capital gain of the transaction referred to above. In 2010, Capex decreased by 5.9% y.o.y to Euro 798 million, equivalent to 21.3% of revenues, and was primarily directed to the investment in the rollout of new technologies and services, namely the FTTH network and TV service and to investments in 3G and 3.5G. In 2010, EBITDA minus Capex reached Euro 693 million, decreasing by 2.2% y.o.y, while in 4Q10 was up by 9.9% y.o.y. In 2010, operating cash flow stood at Euro 406 million. Free cash flow reached Euro 5,486 million in 2010, reflecting the instalments received from Telefónica in connection with the disposal of Vivo (Euro 5,500 million whilst total remuneration is Euro 7,500 million). As at 31 December 2010, net debt amounted to Euro 2,100 million, reflecting the free cash flow generated in 2010, the liabilities recognised in connection with the transfer of the pension liabilities and associated pension funds to the Portuguese State and the acquisition of PT’s real estate. In 2010, after-tax unfunded post retirement benefit obligations totalled Euro 711 million, down by 34.0% y.o.y from Euro 1,079 million in 2009. As from September 2010, PT joined the Dow Jones Sustainability World Index, an important recognition of PT’s continuous investment in sustainability and corporate responsibility that places the company amongst the best companies in the world in the sustainability domain. As a result, PT is now simultaneously present in the two most important sustainability indexes, FSTE4Good and the DJSI.

Table 1 _ Consolidated financial highlights (1)	Euro million

	4Q10	4Q09	y.o.y		2010	2009	y.o.y
Operating revenues	949.7	961.3	(1.2)%		3,742.3	3,733.4	0.2%
Operating costs, excluding PRBs and D&A	587.2	581.4	1.0%		2,250.6	2,176.5	3.4%
EBITDA (2)	362.5	379.9	(4.6)%		1,491.7	1,556.9	(4.2)%
Income from operations (3)	168.4	132.3	27.3%		694.9	750.4	(7.4)%
Net income (4)	54.5	312.1	(82.5)%		5,672.2	684.7	n.m.
Capex (5)	304.9	327.5	(6.9)%		798.4	848.1	(5.9)%
Capex as % of revenues (%)	32.1	34.1	(2.0	)pp	21.3	22.7	(1.4	)pp
EBITDA minus Capex	57.6	52.4	9.9%		693.3	708.8	(2.2)%
Free cash flow	833.7	557.4	49.6%		5,485.5	679.1	n.m.
Net debt (6)	2,099.8	4,829.0	(56.5)%		2,099.8	4,829.0	(56.5)%
After-tax unfunded PRB obligations	711.4	1,078.5	(34.0)%		711.4	1,078.5	(34.0)%
EBITDA margin (%) (7)	38.2	39.5	(1.4	)pp	39.9	41.7	(1.8	)pp
Net debt / EBITDA (x) (6)	1.4	3.2	(1.7	)x	1.4	3.1	(1.7	)x
EBITDA / net interest (x)	38.2	6.0	32.2	x	8.1	6.8	1.2	x
Basic earnings per share	0.06	0.36	(82.5)%		6.48	0.78	n.m.
Diluted earnings per share (8)	0.06	0.34	(81.7)%		6.06	0.76	n.m.

(1) 2009 figures were adjusted in order to recognise Vivo business line as a discontinued operation and to reflect the adoption of IFRIC 12. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (4) In 2010, net income includes one-off items related to the capital gain obtained with the disposal of Brasilcel, the accumulated currency translation adjustments that were recognised in net income on the date of disposal, adjustments to the book value of certain assets, provisions for contingencies and other non-recorring costs. In 4Q09 net income includes the capital gain related to the sale of Médi Télécom. (5) Excludes the acquisition of real estate from the pension funds in 4Q10 (Euro 236 million) and additional commitments under the terms of the UMTS licence in 1Q09 (Euro 11.5 million). (6) The 2009 net debt is proforma in order to reflect the deconsolidation of Vivo. (7) EBITDA margin = EBITDA / operating revenues. (8) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

02
Financial review

Income Statement

In 2010, consolidated operating revenues increased by 0.2% y.o.y to Euro 3,742 million, as a result of revenue growth in international operations, namely MTC in Namibia, Timor Telecom and Dedic / GPTI. Lower MTRs impacted negatively revenue growth of wireline and TMN by 0.4pp y.o.y in 2010.

Table 2 _ Consolidated income statement (1)	Euro million

	4Q10	4Q09	y.o.y	2010	2009	y.o.y
Operating revenues	949.7	961.3	(1.2)%	3,742.3	3,733.4	0.2%
Wireline (2)	476.3	501.4	(5.0)%	1,929.0	1,947.8	(1.0)%
Mobile • TMN (2)	342.1	382.8	(10.6)%	1,387.5	1,517.8	(8.6)%
Other and eliminations	131.3	77.0	70.4%	425.8	267.8	59.0%
Operating costs, excluding PRBs and D&A	587.2	581.4	1.0%	2,250.6	2,176.5	3.4%
Wages and salaries	166.5	137.9	20.8%	637.1	546.7	16.5%
Direct costs	134.8	137.8	(2.2)%	547.6	522.4	4.8%
Commercial costs	120.8	115.8	4.3%	392.9	422.9	(7.1)%
Other operating costs	165.2	190.0	(13.1)%	672.9	684.6	(1.7)%
EBITDA (3)	362.5	379.9	(4.6)%	1,491.7	1,556.9	(4.2)%
Post retirement benefits	(15.3)	22.4	n.m.	38.2	89.6	(57.4)%
Depreciation and amortisation	209.3	225.2	(7.0)%	758.6	716.9	5.8%
Income from operations (4)	168.4	132.3	27.3%	694.9	750.4	(7.4)%
Other expenses (income)	160.1	29.8	n.m.	281.2	58.5	n.m.
Curtailment costs, net	134.7	10.7	n.m.	145.5	14.8	n.m.
Net losses (gains) on disposal of fixed assets	(4.6)	(1.1)	n.m.	(5.5)	(2.0)	183.4%
Net other costs (gains)	30.0	20.1	49.1%	141.2	45.6	209.6%
Income before financ. & inc. taxes	8.4	102.6	(91.8)%	413.8	691.9	(40.2)%
Financial expenses (income)	(64.1)	(223.2)	(71.3)%	81.6	(200.7)	n.m.
Net interest expenses	9.5	63.3	(85.0)%	185.0	227.5	(18.7)%
Equity in earnings of affiliates, net	(76.3)	(297.7)	(74.4)%	(141.7)	(456.0)	(68.9)%
Net other financial losses (gains)	2.8	11.3	(75.3)%	38.3	27.9	37.3%
Income before income taxes	72.4	325.7	(77.8)%	332.2	892.6	(62.8)%
Provision for income taxes	(13.4)	(21.5)	(37.6)%	(77.5)	(185.9)	(58.3)%
Income from continued operations	59.0	304.2	(80.6)%	254.6	706.7	(64.0)%
Income from discontinued operations	14.0	38.0	(63.3)%	5,565.4	82.5	n.m.
Income before minority interests	73.0	342.3	(78.7)%	5,820.1	789.2	n.m.
Losses (income) attributable to minority interests	(18.5)	(30.2)	(38.6)%	(147.9)	(104.5)	41.6%
Consolidated net income (5)	54.5	312.1	(82.5)%	5,672.2	684.7	n.m.

(1) 2009 figures were adjusted in order to recognise Vivo business line as a discontinued operation and to reflect the adoption of IFRIC 12. (2) Wireline and domestic mobile operating revenues include the impact of the decline in regulated mobile termination rates (MTRs). At TMN, this impact amounted to Euro 12 million in 2010. Wireline revenues include the impact of the change in the recognition of contract penalties as from 3Q09. (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains). (5) In 2010, net income includes one-off items related to the capital gain obtained with the disposal of Brasilcel, the accumulated currency translation adjustments that were recognised in net income on the date of disposal, adjustments to the book value of certain assets, provisions for contingencies and other non-recorring costs. In 4Q09, net income includes the capital gain related to the sale of Médi Télécom.

In 2010, revenues from domestic operations decreased by 3.6% y.o.y (Euro 120 million). The revenue performance of domestic operations was negatively impacted by: (1) lower equipment sales (Euro 25 million); (2) lower MTRs (Euro 13 million); (3) the change in the recognition of contract penalties in wireline; (4) lower revenues from the directories business (Euro 14 million) and (5) lower customer revenues at TMN (Euro 74 million). The performance of customer revenues reflected challenging economic conditions coupled with increasing competition in the youth segment and lower roaming-out revenues (Euro 5 million), which declined as a result of regulated tariff cuts.

Wireline operating revenues decreased only by 1.0% y.o.y, from Euro 1,948 million to Euro 1,929 million. This performance was impacted by: (1) the continued decrease of directories business (Euro 14 million); (2) lower corporate and data revenues (Euro 13 million) due to challenging economic conditions, as well as a reduction in some structural projects; (3) the change in the recognition of contract penalties, and (4) lower wholesale revenues (Euro 4 million), affected by the Euro 7 million reduction in ULL and DSL wholesale revenues, which more than offset the significant increase in pay-TV and retail broadband revenues. In 4Q10, retail revenues grew by 0.2% y.o.y, on the back of the continued strong performance of the Meo triple-play offer (voice, data and pay-TV), which is underpinning solid trends in fixed telephone lines and growth of fixed broadband. In 2010, retail revenues decreased by 0.2% y.o.y from Euro 971 million to Euro 969 million, but adjusting for the change in the recognition of contract penalties, wireline retail revenues would have grown by 0.6% y.o.y.

In 2010, the wireline business continued to benefit from a relentless effort to transform PT’s domestic residential segment from a legacy telecom business model to a triple play offering, which is more competitive and more resilient to adverse economic conditions. Total wireline retail accesses, or retail revenue generating units (RGUs), stood at 4,527 thousand, with pay-TV and broadband accesses already accounting for more than 40% of total retail accesses. Retail net additions reached 337 thousand in 2010, up by 3.7% y.o.y, driven by the success of PT’s pay-TV and triple-play offers, which are contributing to steady and consecutive gains in broadband market share and record reduction in fixed telephone line net disconnections. This solid performance was also underpinned by the investment in the coverage of one million households with FTTH that was carried throughout 2009 and 2010 and that is increasingly gaining commercial traction as households become available for commercial sales. As a result, fibre customers reached 130 thousand as at the end of 2010, representing a 13.8% penetration on total households passed at year-end and 20.7% of the average households available for commercial sales during 2010. Recently, PT received an Innovation Award by the FTTH Council for the planning and deployment of its fibre network, which reccognises PT’s execution and engineering excellence and the company’s ability to work successfully with its technological partners.

It is worth highlighting that in 4Q10, PT had net connections of fixed telephone lines were positive (1 thousand customers) for the first time in the last seven years, notwithstanding 7 thousand net disconnections of carrier pre-selection lines. Fixed broadband retail customers increased by 16.1% y.o.y in 2010, surpassing the one million threshold. Broadband retail net additions reached 139 thousand in 2010, in line with the improved trend posted during 2009. As a result, according to the 3Q10 report issued by ANACOM, the Portuguese telecom regulator, PT has been increasing its fixed broadband market share in the past ten consecutive quarters. As refered to above, the solid performance of Meo double-play and triple-play offers contributed decisively to mitigate fixed telephone line net disconnections, which stood at 51 thousand in 2010 compared to 96 thousand in 2009 and 173 thousand in 2008. Moreover, net disconnections of traffic generating lines stood at only 12 thousand in 2010, compared to 56 thousand in 2009, an improvement of almost 80% y.o.y, and to 110 thousand in 2008. In 4Q10, traffic generating lines increased by 8 thousand, thus confirming the success of Meo as the key driver for the turnaround in fixed telephone lines. This strong performance was particularly noteworthy in the residential segment, which saw positive fixed telephone line net additions of 11 thousand in 2010 and 10 thousand in 4Q10. PT’s Meo offer continues to benefit from strong demand having reached an estimated market share of 30%. Pay-TV net additions reached 249 thousand in 2010 and total pay-TV customers stood at 830 thousand, equivalent to 82.9% penetration of the fixed broadband retail customer base, up by 15.5pp y.o.y. Retail RGU per access increased by 10.1% y.o.y in 2010 to 1.68.

In 2010, TMN’s operating revenues decreased by Euro 130 million (-8.6% y.o.y) to Euro 1,387 million, mainly due to: (1) lower customer revenues (Euro 74 million) against a backdrop of increased penetration of tribal plans (flat-fee prepaid tariff plans offering unlimited voice and sms traffic for customers using the same tariff plan) especially in the youth segment and lower roaming-out revenues (Euro 5 million) mainly due to regulated tariff cuts; (2) lower equipment sales (Euro 32 million), and (3) lower interconnection revenues (Euro 19 million), partially as a result of the negative impact of lower MTRs (Euro 12 million). Notwithstanding the economic environment and the significant growth in fixed broadband on the back of the triple-play bundles, data revenues declined only by 0.9% y.o.y and contributed 24.6% to service revenues (+1.5pp y.o.y).

Other revenues, including intra-group eliminations, increased by 59.0% y.o.y in 2010 to Euro 426 million. This performance was mainly due to: (1) the increase of 30.3% and 20.1% y.o.y at Timor Telecom and MTC, respectively; (2) the improving business trends of PT’s Brazilian BPO business, Dedic, and (3) the consolidation of GPTI, an IT / IS company acquired by Dedic, as from 1 March 2010.

EBITDA decreased by 4.2% y.o.y in 2010 to Euro 1,492 million, equivalent to a margin of 39.9%. EBITDA performance in the period was impacted by the domestic businesses, as a result of: (1) revenue decline at TMN and notwithstanding an 11.2% y.o.y reduction in operating costs excluding D&A, and (2) the decline in wireline, although improving when compared to 2009 due to continued investment in the roll-out of triple-play offers and customer’s acquisition. This performance has more than offset growth of fully consolidated international assets.

Wireline EBITDA amounted to Euro 745 million in 2010, equivalent to a 38.6% margin. EBITDA margin continued to be driven primarily by the investment in the pay-TV business as programming costs, customer acquisition and support service costs were significantly impacted by the roll-out of the triple play offers. In 4Q10, wireline EBITDA amounted to Euro 185 million, equivalent to a margin of 38.8%, down by 0.1pp y.o.y, showing an important sequential improvement when compared to recent quarters and notwithstanding the continued investment in the roll-out of triple-play offers as referred to above, as a result of cost control and efficiency improvements. The improvement in EBITDA trend was achieved on the back of a streamlined cost structure resulting from fixed-mobile convergence and restructuring of the domestic business alongside customers segments.

Table 3 _ EBITDA by business segment (1)(2)	Euro million

	4Q10	4Q09	y.o.y		2010	2009	y.o.y
Wireline	184.8	195.2	(5.3)%		745.2	799.6	(6.8)%
Mobile • TMN	149.6	166.7	(10.3)%		638.1	674.1	(5.3)%
Other and eliminations	28.0	17.9	56.4%		108.4	83.1	30.4%
EBITDA	362.5	379.9	(4.6)%		1,491.7	1,556.9	(4.2)%
EBITDA margin (%)	38.2	39.5	(1.4	)pp	39.9	41.7	(1.8	)pp

(1) 2009 figures were adjusted in order to recognise Vivo business line as a discontinued operation and to reflect the adoption of IFRIC 12. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

Notwithstanding the 11.2% y.o.y reduction in operating costs excluding D&A, which underlines a clear efficiency improvement on the back of fixed-mobile integration and cost discipline. TMN’s EBITDA decreased by 5.3% y.o.y to Euro 638 million in 2010. This performance was driven by lower customer and interconnection revenues as referred to above, which have a high operating leverage. As a result of the cost cutting efforts, EBITDA margin expanded 1.6pp compared to 2009.

Other EBITDA increased by 30.4% y.o.y to Euro 108 million in 2010 as a result of: (1) the 35.8% and 19.8% y.o.y growth in Timor Telecom and MTC, respectively; (2) the improved trends at Dedic, and (3) the consolidation of GPTI as from 1 March 2010. These effects more than offset the EBITDA contraction at CVT in Cape Verde, primarily due to weaker economic conditions and adverse regulation.

Post retirement benefit costs decreased by Euro 51 million to Euro 38 million in 2010, compared to Euro 90 million in 2009. This decline is primarily explained by a prior year service gain booked in 2010, amounting to Euro 31 million, and related to changes introduced in the pension formula by Law 3-B/2010. Adjusting for this effect, post retirement benefit costs would have decreased by Euro 20 million, primarily due to: (1) the reduction of Euro 105 million in post retirement liabilities that occurred during 2009; (2) the increase in fair value of plan assets occurred in 2009, from Euro 2,132 million to Euro 2,370 million, as a result of the performance of the plan assets and contributions to the pension funds, and (3) the reduction of the discount rate from 5.75% to 5.50%.

Depreciation and amortisation costs increased by 5.8% y.o.y to Euro 759 million, reflecting mainly a higher contribution from the wireline business, as a result of the investments in the rollout of pay-TV service, and the accelerated depreciation of certain GSM network equipments at TMN, following the decision to roll-out a swap of TMN’s 2G network for new equipments already 4G enabled.

Curtailment costs amounted to Euro 146 million in 2010 compared to Euro 15 million in 2009 reflecting PT’s  cost discipline and efficiency improvements due to reengineering of processes and reorganisation of the company along customer segments and notwithstanding the significant growth in pay-TV and fixed broadband customers and the solid turnaround of the fixed line trends following the continued success of Meo.

Net other costs amounted to Euro 141 million in 2010, primarily as a result of: (1) the recognition of provisions and adjustments in order to reflect the recoverable amount of certain assets and estimated losses with legal actions, and (2) expenses incurred related to the Oi acquisition.

Net interest expenses decreased to Euro 185 million in 2010 from Euro 227 million in 2009, mainly as a result of the decrease in the average net debt, following the first instalment received from Telefónica in September 2010 (Euro 4,500 million), related to their acquisition of PT’s 50% stake in Brasilcel. This effect was slightly offset by an increase in the average cost of debt, which was 4.4% in 2010 and 4.3% in 2009.

Equity in earnings of affiliates in 2010 amounted to Euro 142 million compared to Euro 456 million in 2009, with the decline being explained mainly by: (1) non-recurring losses on investments in associate companies in 2010, totalling Euro 36 million, to adjust its carrying value to the corresponding estimated recoverable amounts; (2) the capital gain, amounting to Euro 267 million, obtained with the disposal of Médi Télécom in 4Q09 and PT’s share in the earnings of this associated company until its disposal, and (3) the impact of the devaluation of the Kwanza against the Euro. Adjusting for these effects, equity in earnings of affiliates would have amounted to Euro 192 million in 2010 and Euro 178 million in 2009, as a result of increased earnings of Unitel, in local currency, and UOL. On 29 December 2010, PT reached an agreement for the sale of its stake in UOL (28.78% of UOL’s share capital) for a consideration of R$ 356 million. The transaction was closed on 27 January 2011.

Net other financial losses, which include net foreign currency losses, net gains on financial assets and net other financial expenses, amounted to Euro 38 million in 2010 compared to Euro 28 million in 2009. Net foreign currency losses amounted to Euro 7 million in 2010 (Euro 0.2 million in 2009), primarily as a result of the impact of the depreciation of the US Dollar against the Euro, during 2H10, on dividends attributed by Unitel in June 2010. Net gains on financial assets amounted to Euro 2 million in 2010, which compares to Euro 8 million in 2009, resulting primarily from the impact of the appreciation of the US Dollar against the Euro on a Euro/Dollar free-standing cross currency derivative, which was settled in April 2009. Other financial expenses, which include banking services and other financing costs, amounted to Euro 33 million in 2010 compared to Euro 36 million in 2009.

Provision for income taxes decreased to Euro 78 million in 2010 from Euro 186 million in 2009, corresponding to an effective tax rate of 23.3% and 20.8%, respectively. In 2010, this caption includes a gain of Euro 59 million related to a corporate restructuring of Africatel businesses that resulted in lower taxable profits. Adjusting for this effect, the non-taxable gain related to the disposal of Médi Télécom ( Euro 267 million booked in 4Q09), non-recurring losses recognised in 2010 without fiscal impact and higher interest expenses non-deductible for tax purposes, provision for income taxes would have amounted to Euro 137 million in 2010, corresponding to an effective tax rate of 28.8%, compared to 26.6% in 2009. This increase in the effective tax rate is primarily explained by a higher statutory tax rate in Portugal.

Income from discontinued operations includes primarily the gain, net of related expenses, obtained with the disposal of the investment in Vivo, which was concluded on 27 September 2010, and Vivo’s earnings before minority interests up to that date.

Income attributable to minority interests increased by Euro 43 million to Euro 148 million in 2010, reflecting higher minority interests from the Africatel businesses (Euro 22 million) and Vivo (Euro 19 million). The increase in minority interests from Vivo was related to the improvement in its earnings and the appreciation of the Brazilian Real. The increase in minority interests from Africatel is primarily explained by: (1) the share of minority interests in the tax gain, amounting to Euro 59 million, booked in 2010, as referred to above, and (2) an accounting gain booked under this caption in 2009, also resulting from a corporate restructuring of the African businesses.

Net income increased to Euro 5,672 million, compared to Euro 685 million in 2009, reflecting primarily the increase in the income from discontinued operations following the gain obtained from the Vivo transaction in 3Q10. This effect was partially offset by: (1) higher non-recurring expenses and curtailment costs; (2) lower gains from affiliated companies, primarily as a result of the gain obtained with the disposal of Médi Télécom, and (3) higher minority interests.

Shareholder remuneration

In 2010 PT paid an ordinary dividend of Euro 0.575 per share related to fiscal year 2009 and, as an anticipation of 2010 dividends, an initial instalment amounting to Euro 1.00 per share related to the exceptional dividend of Euro 1.65 per share that was announced following the sale of Vivo. As part of this remuneration package, PT will pay in 2011, subject to approval at the Annual Shareholder’s Meeting, the second instalment of the expectional dividend (Euro 0.65 per share) and an ordinary dividend of Euro 0.65 per share related to fiscal year 2010.

The remuneration package proposal also comprises: (1) an ordinary cash dividend of Euro 0.65 per share for the fiscal year ending 31 December 2011, an increase of 13% compared to the initial commitment by the Company of Euro 0.575 for the same period, which is also subject to Annual Shareholders’ Meeting approval, and (2) a proposal by the Board of Directors that PT adopts a progressive dividend policy with the objective of raising the dividend per share every year between 3% and 5% for the period between fiscal years 2012 and 2014. Furthermore, for the fiscal year 2011 onwards, the Board of Directors also has the intention to approve the payment of an interim ordinary dividend based on the financial performance of the Company, in order to allow for a smoother cash return to its shareholders throughout the year.

The exceptional cash dividend and the remuneration package proposal are subject to market conditions, PT’s financial condition, applicable law regarding the distribution of net income, including additional shareholder approvals, as applicable, and other factors considered relevant by the Board at the time.

Upon approval of the remuneration package at the next Annual Shareholders’ Meeting, PT will reinforce further its commitment to continue to deliver best in class returns and free cash flow payout to its shareholders, while retaining a solid balance sheet and financial flexibility to continue investing in its core markets, new products and services and maintaining its long term strategic competitive position.

Capex

Capex decreased by 5.9% y.o.y in 2010 to Euro 798 million, equivalent to 21.3% of revenues (-1.4pp y.o.y). Capex was directed towards investments in: (1) FTTH, a future proof technology that is clearly enhancing PT’s competitive position in urban areas; (2) 3G and 3.5G networks both in terms of coverage and capacity, and (3) new services, namely pay-TV.

Table 4 _ Capex by business segment (1)(2)	Euro million

	4Q10	4Q09	y.o.y		2010	2009	y.o.y
Wireline	205.1	207.4	(1.1)%		524.1	565.4	(7.3)%
Mobile • TMN	49.0	73.9	(33.7)%		133.1	180.1	(26.1)%
Other	50.8	46.1	10.1%		141.2	102.6	37.6%
Total capex	304.9	327.5	(6.9)%		798.4	848.1	(5.9)%
Capex as % of revenues (%)	32.1	34.1	(2.0	)pp	21.3	22.7	(1.4	)pp

(1) 2009 figures were adjusted in order to recognise Vivo business line as a discontinued operation and to reflect the adoption of IFRIC 12. (2) Excludes the acquisition of real estate from the pension funds in 4Q10 (Euro 236 million) and additional commitments under the terms of the UMTS licence in 1Q09 (Euro 11.5 million).

Wireline capex decreased by 7.3% y.o.y from Euro 565 million in 2009 to Euro 524 million in 2010 reflecting: (1) lower infrastructure-related capex following the significant efforts in the FTTH coverage undertaken in 2009; (2) lower investment in legacy infrastructure, following the FTTH rollout, and (3) lower customer-related capex notwithstanding the continued growth in pay-TV services. Wireline capex also reflected synergies from fixed-mobile integration. Capex at wireline represented 27.2% of revenues, down by 1.9pp when compared to 2009. In 2011, PT will strengthen further the value proposition to its customers by extending FTTH coverage to an additional 600 thousand households.

TMN’s capex decreased by 26.1% y.o.y to Euro 133 million in 2010, equivalent to 9.6% of revenues. The decrease in TMN’s capex is primarily explained by the decision to focus on cash flow generation and synergies from fixed-mobile integration. Capex continued to be directed primarily towards expanding network capacity and coverage, namely in the urban areas and main roads. In 2010, the majority of network capex was directed towards 3G and 3.5G networks. PT reinforces the objective of further strengthening its mobile data capabilities by leveraging the existing FTTH deployment to boost its mobile network quality, which at the end of 2011 is expected to have 80% of fibre based sites with Ethernet mobile backhauling.

In 2010, other capex increased to Euro 141 million, compared to Euro 103 million in 2009, as a result of investments in African operations, namely MTC and CVT, and in the expansion of Dedic’s business, including the construction of new call centre sites.

Cash Flow

Operating cash flow stood at Euro 406 million in 2010 as compared to Euro 683 million in 2009, mainly due to a significant increase in working capital investment. This performance of working capital is primarily explained by: (1) the decision to implement a one off reduction in the payment cycle to certain suppliers following the cash inflow from Vivo’s transaction, which will result in better future commercial conditions; (2) one off cash receipts of accounts receivable from previous years in connection with e-escolas programme in 2009, and (3) the working capital investment from GPTI, which was consolidated as from 1 March 2010.

Table 5 _ Free cash flow (1)	Euro million

	4Q10	4Q09	y.o.y	2010	2009	y.o.y
EBITDA minus Capex	57.6	52.4	9.9%	693.3	708.8	(2.2)%
Non-cash items	3.8	14.5	(73.5)%	35.0	30.5	14.6%
Change in working capital	(66.2)	113.4	n.m.	(322.6)	(56.7)	n.m.
Operating cash flow	(4.8)	180.3	n.m.	405.6	682.5	(40.6)%
Interests	(46.6)	(17.0)	174.1%	(227.7)	(203.7)	11.8%
Net payments and contributions related to PRBs	(5.5)	(60.1)	(90.8)%	25.9	(75.2)	n.m.
Paym. to pre-retired, suspended employees and other	(44.9)	(48.5)	(7.2)%	(161.1)	(175.9)	(8.4)%
Income taxes	(24.9)	(49.0)	(49.2)%	(62.5)	(139.6)	(55.2)%
Dividends received	0.4	102.7	(99.6)%	10.0	121.1	(91.7)%
Disposal of stake in Médi Télécom	0.0	380.0	n.m.	0.0	400.0	n.m.
Disposal of stake in Brasilcel	1,000.0	0.0	n.m.	5,500.0	0.0	n.m.
Share capital reductions at Brasilcel	0.0	73.3	n.m.	89.9	73.3	22.6%
Other cash movements	(40.0)	(4.5)	n.m.	(94.7)	(3.4)	n.m.
Free cash flow	833.7	557.4	49.6%	5,485.5	679.1	n.m.

(1) 2009 figures were adjusted in order to recognise Vivo business line as a discontinued operation.

Free cash flow amounted to Euro 5,486 million in 2010 compared to Euro 679 million in 2009. Adjusting for the first and second instalments received from Telefónica in 2010 related to the Vivo transaction (Euro 5,461 million, net of related expenses) and for the proceeds received in 2009 related to the disposal of the investment in Médi Télécom (Euro 400 million), free cash flow would have decreased from Euro 279 million to Euro 25 million, primarily due to: (1) increase in working capital investment (Euro 180 million in 4Q10), and (2) lower dividends receivable (Euro 111 million) as a result of a delay in the payment of dividends from Unitel related to fiscal year 2009. These effects were partially offset by: (1) lower payments of income taxes (Euro 77 million); (2) a reduction in contributions and payments related to post retirement benefits (Euro 101 million), reflecting the reimbursement of Euro 75 million received in 2010 related to the excessive funding of the healthcare post retirement benefit and lower cash contributions to the pension funds, and (3) lower payments of salaries to pre-retired and suspended employees (Euro 15 million).

Consolidated Net Debt

Consolidated net debt amounted to Euro 2,100 million as at 31 December 2010, compared to Euro 5,528 million as at 31 December 2009. The reduction of Euro 3,428 million was due to the free cash flow generated in the period (Euro 5,486 million) and the de-consolidation of Vivo’s contribution to PT’s net debt as at 31 December 2009 (Euro 699 million). These effects were partially offset by: (1) ordinary and exceptional dividends paid by PT,  totalling Euro 1,379 million, and dividends paid by PT’s subsidiaries, amounting to Euro 80 million; (2) the recognition of the outstanding payments to the Portuguese State, amounting to Euro 1,022 million, related to the transfer of certain unfunded pension obligations; (3) the acquisition of real estate assets from the pension funds (Euro 236 million), under the transfer of unfunded pension obligations to the Portuguese State, and (4) the consolidation of GPTI as from 1 March 2010, which had net debt of Euro 31 million.

Table 6 _ Change in net debt		Euro million

	4Q10	4Q09	2010	2009
Net debt (initial balance as reported)	781.6	6,084.9	5,528.0	5,571.3
Less: Vivo’s net debt	0.0	701.7	699.0	664.9
Net debt (initial balance adjusted)	781.6	5,383.2	4,829.0	4,906.4
Less: free cash flow	833.7	557.4	5,485.5	679.1
Dividends paid by PT	875.9	0.0	1,379.5	503.6
Changes in consolidation perimeter	0.0	0.0	31.7	0.0
Commitments related to fixed assets	0.0	0.0	0.0	11.5
Acquisition of PT’s real estate assets	235.9	0.0	235.9	0.0
Recognition of the liabilities related to the transfer of the pension plans	1,021.7	0.0	1,021.7	0.0
Other (1)	18.4	3.1	87.5	86.5
Net debt (final balance)	2,099.8	4,829.0	2,099.8	4,829.0
Change in net debt	1,318.2	(554.2)	(2,729.2)	(77.4)
Change in net debt (%)	168.7%	(9.1)%	(49.4)%	(1.4)%

(1) In 2010, this caption includes mainly Euro 80 million related to dividends paid by PT’s fully consolidated subsidiaries to minority shareholders (Euro 37 million in 2009). In 2009, this caption includes the settlement of an Euro-Dollar derivative, which resulted in a payment of Euro 38 million.

As at 31 December 2010, total consolidated gross debt amounted to Euro 7,206 million, of which 86.8% was medium and long-term and 91.0% was set at fixed rates. Following the disposal of Brasilcel, 100% of total debt was denominated in Euros as at 31 December 2010.

The amount of cash available in PT’s domestic operations plus the undrawn amount of PT’s committed commercial paper lines and standby facilities totalled Euro 6,297 million at the end of December 2010, of which Euro 1,265 million was undrawn committed commercial paper and standby facilities. Following the signing of the definitive sales and purchase, subscription and shareholders agreements with Oi and its controlling shareholders, PT will be investing R$8.32 billion (approximately Euro 3.7 billion) in the acquisition of a minimum 22.38% direct and indirect economic stake in Oi, which will allow PT to proportionaly consolidate 25.6% of TmarPart. The integration of Dedic / GPTI in CTX will also allow PT to proportionaly consolidate 44.4% of CTX. Additionally, in 27 January 2011, PT issued a 5-year Eurobond amounting to Euro 600 million with a spread of 295bp over the mid swaps of similar maturity, equivalent to an annual coupon of 5.625%, thus increasing its liquidity position and the average maturity of its debt.

In 2010, PT’s average cost of debt stood at 4.4%, up from 4.3% in 2009. As at 31 December 2010 PT’s consolidated net debt, adjusted for the cash to be invested in Oi’s transaction and for the Euro 600 million bond issued in January 2011, had a maturity of 8.4 years. As at the end of 2010, the net debt to EBITDA ratio was 1.4x compared to 3.1x in 2009, while EBITDA cover stood at 8.1x in 2010 compared to 6.8x in 2009.

Post Retirement Benefits Obligations

On 2 December 2010, Portugal Telecom reached an agreement with the Portuguese State for the transfer to Caixa Geral de Aposentações of the pension liabilities that were guaranteed by PT Comunicações, relating to part of its active and former employees, and the respective pension funds incorporated to cover such liabilities. The transfer included the “Plano de Pensões do Pessoal da Portugal Telecom/CGA”, “Plano de Pensões Regulamentares da Companhia Portuguesa Rádio Marconi” and the liabilities associated with the survival benefit included in the “Plano de Pensões Marconi” (together the “Regulated Pension Plans”).

The present value of past liabilities associated to the Regulated Pension Plans, as of the date of transfer, amounted to Euro 2,804 million and was determined by an independent actuary using actuarial assumptions that comply with the recommendations of the 2005 report by “Tribunal de Contas” and best practices of similar transactions. The market value of the pension funds as of the delivery date amounted to Euro 1,782 million, which compares to Euro 1,800 million as at the announcement of the agreement for the pension transfer. Accordingly, the recognition of the amount related to the unfunded transferred liabilities amounted to Euro 1,022 million. Regarding the outstanding payments, Euro 100 million was amortised in December 2010,  Euro 18 million was amortised in January 2011, Euro 450 million will be paid in December 2011 and the remaining Euro 454 million will be paid in December 2012.

Table 7 _ Post retirement benefits obligations	Euro million

	31 December 2010	31 December 2009
Pensions obligations	129.9	2,710.2
Healthcare obligations	342.5	335.3
PBO of pension and healthcare obligations	472.4	3,045.5
Market value of funds (1)	(448.1)	(2,369.5)
Unfunded pensions and healthcare obligations	24.2	675.9
Salaries to suspended and pre-retired employees	924.3	791.4
Total gross unfunded obligation	948.6	1,467.4
After-tax unfunded obligations	711.4	1,078.5
Unrecognised prior years service gains	18.3	23.4
Accrued post retirement benefits	966.9	1,490.8

(1) The reduction in the market value of funds resulted mainly from the pension funds transferred to the Portuguese State (Euro 1782.1 million), payments of pensions and supplements of Euro 152.4 million and the reimbursement of excess funding of the healthcare plan amounting to Euro 75.0 million. These effects were partially offset by the positive performance of assets under management amounting to Euro 52.8 million (equivalent to 2.8% in 2010) and PT’s contributions to the pension funds amounting to Euro 35.5 million.

As of 31 December 2010 PT no longer sponsors any defined benefit pension plan, although it remains responsible for defined post retirement plans regarding pension complement and healthcare benefits. The projected post retirement benefits obligations (PBO) related to pensions and healthcare amounted to Euro 472 million and market value of assets under management amounted to Euro 448 million. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 924 million as at 31 December 2010 and these are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, gross unfunded total obligations amounted to Euro 949 million. After-tax unfunded obligations amounted to Euro 711 million. PT’s post retirement benefits plans for pension complements and healthcare are closed to new participants.

Total gross unfunded obligations decreased by Euro 519 million to Euro 949 million as at 31 December 2010. The positive effect of the unfunded pension obligations transferred to the Portuguese State amounting to Euro 1,022 million and of the contributions and payments amounting to Euro 210 million, were partially offset by: (1) net actuarial losses amounting to Euro 451 million; (2) the reimbursement of Euro 75 million, related to the excessive funding of the healthcare plan; (3) post retirement benefit costs of Euro million 39 million, and (4) curtailment costs of Euro 149 million recognised in the period. The net actuarial losses of Euro 451 million include: (1) the impacts related to the revision of actuarial assumptions, namely a change in discount rate (loss of Euro 352 million), a change in pensions increases (gain of Euro 10 million) and a change in mortality tables (loss of Euro 100 million); (2) net experience gains amounting to Euro 67 million, and (3) the difference between the actual return on assets and the estimated expected return on assets (loss of Euro 76 million).

Table 8 _ Change in gross unfunded obligations	Euro million

	2010	2009
Gross unfunded obligations (initial balance)	1,467.4	1,809.9
Post retirement benefits costs (PRB)	38.7	91.6
Curtailment cost	148.6	14.9
Settlement	(1,021.7)	0.0
Net reimbursements (contributions) to pension funds (1)	25.9	(108.3)
Payments to pre-retired, suspended employees and other	(161.1)	(175.9)
Net actuarial (gains) losses	450.7	(164.8)
Gross unfunded obligations (final balance)	948.6	1,467.4
After-tax unfunded obligations	711.4	1,078.5

(1) In 2010, this caption includes: (i) termination payments amounting to Euro 4.0 million; (ii) reimbursement net of payments of healthcare expenses made by PT amounting to Euro 65.4 million, and (iii) contributions to the pension funds of Euro 35.5 million.

Table 9 _ Post retirement benefits costs	Euro million

	2010	2009
Service cost	7.2	6.8
Interest cost (1)	192.0	216.4
Expected return on assets	(129.2)	(131.6)
Prior years service gains (2)	(31.2)	0.0
Sub-total	38.7	91.6
Amortisation of prior year service gains	(1.9)	(2.0)
Contributions to Social Security	1.4	0.0
Post retirement benefits costs	38.2	89.6

(1) The decrease in the interest cost is explained by the reduction of PBO occurred in 2009. (2) The prior year service gain recognized in 2010 is related to the Law 3B/2010, which introduced a maximum amount for pension benefit.

Equity

Equity excluding minority interests amounted to Euro 4,392 million as at 31 December 2010. The increase of Euro 3,074 million in 2010 is explained by: (1) the net income generated in 2010 of Euro 5,672 million, and (2) the positive currency translation adjustments amounting to Euro 293 million, as a result of the appreciation of the Real against the Euro in the period. These effects more than offset: (1) the dividends paid by PT to shareholders, including ordinary and exceptional dividends, totalling Euro 1,379 million; (2) the accumulated currency translation adjustments related to the investment in Brasilcel that were transferred to net income upon the disposal of this investment, which amounted to Euro 1,134 million as at the disposal date, and (3) the net actuarial losses related to post retirement benefits amounting to Euro 338 million (net of taxes).

Table 10 _ Change in shareholders’ equity (excluding minority interests)	Euro million

2010
Equity before minority interests (initial balance)	1,318.3
Net income	5,672.2
Net currency translation adjustments (1)	(841.8)
Dividends	(1,379.5)
Net actuarial gains (losses), net of taxes	(338.0)
Other	(38.8)
Equity before minority interests (final balance)	4,392.4
Change in equity before minority interests	3,074.1
Change in equity before minority interests (%)	233.2%

(1) In 2010, this caption includes a gain of Euro 293 million related to positive currency translation adjustments generated in the period and the reclassification to net income of Euro 1,134 million related to the accumulated currency translation adjustments regarding Vivo as of the disposal date.

Consolidated Statement of Financial Position

The main changes in the consolidated statement of financial position are primarily explained by the acquisition of Brasilcel by Telefónica, since the balance sheet as at 31 December 2009 included the assets and liabilities of Vivo. As at 31 December 2009, Vivo had total assets of Euro 6,150 million, including primarily tangible and intangible assets (Euro 4,279 million), accounts receivable (Euro 546 million), deferred taxes (Euro 418 million) and taxes receivable (Euro 373 million), and had total liabilities of Euro 2,344 million, including primarily gross debt (Euro 995 million) and accounts payable (Euro 497 million).

Table 11 _ Consolidated statement of financial position		Euro million

	31 December 2010	31 December 2009
Cash and equivalents	5,106.5	1,518.0
Accounts receivable, net	3,403.2	1,538.4
Inventories, net	101.5	239.9
Financial investments	539.6	614.1
Intangible assets, net	1,111.7	4,074.3
Tangible assets, net	3,874.6	4,843.9
Accrued post retirement asset (1)	1.9	67.6
Other assets	338.1	783.7
Deferred tax assets and prepaid expenses	692.7	1,160.7
Total assets	15,169.9	14,840.5
Accounts payable	722.6	1,338.6
Gross debt	7,206.3	7,046.0
Accrued post retirement liability	968.8	1,558.3
Other liabilities	1,063.0	1,602.9
Deferred tax liabilities and deferred income	600.1	907.2
Total liabilities	10,560.8	12,453.0
Equity before minority interests	4,392.4	1,318.3
Minority interests	216.7	1,069.1
Total shareholders’ equity	4,609.1	2,387.4
Total liabilities and shareholders’ equity	15,169.9	14,840.5

(1) The reduction in accrued post retirement assets is mainly related to the reimbursement of Euro 75 million of the excess funding computed as at 31 December 2009.

03

Operational Review

Domestic Operations

Revenues from domestic operations, which include wireline and TMN, decreased by 5.4% y.o.y in 4Q10. Revenue performance at TMN was impacted by: (1) lower customer revenues (Euro 30 million), as a result of challenging economic conditions, increased popularity of tribal plans (flat-fee prepaid tariff plans offering unlimited voice and sms traffic for customers using the same tariff plan) and lower roaming-out revenues (Euro 2 million) mainly due to regulated tariff cuts; (2) lower interconnection revenues (Euro 6 million), mainly due to lower MTRs, and (3) lower equipment sales (Euro 4 million). In the wireline segment, retail revenues increased by 0.2% y.o.y in 4Q10 driven by the performance of the residential segment, which benefited from the solid and steady growth of Meo’s double-play and triple-play offers. Wireline revenues declined 5.0% y.o.y in the quarter, impacted by: (1) lower data and corporate revenues (Euro 12 million), against a backdrop of a challenging economic environment, as well as a reduction in some structural projects; (2) lower wholesale revenues (Euro 3 million), affected by the Euro 1.5 million reduction in ULL and DSL wholesale revenues; (3) lower equipment sales (Euro 6 million), and (4) the secular declining trend of the directories business (Euro 5 million).

Table 12 _ Domestic operations income statement (1)						Euro million

	4Q10	4Q09	y.o.y		2010	2009	y.o.y
Operating revenues	800.7	846.7	(5.4)%		3,200.8	3,320.9	(3.6)%
Wireline	476.3	501.4	(5.0)%		1,929.0	1,947.8	(1.0)%
Mobile • TMN	342.1	382.8	(10.6)%		1,387.5	1,517.8	(8.6)%
Other and eliminations	(17.7)	(37.5)	(52.8)%		(115.7)	(144.7)	(20.1)%
EBITDA (2)	332.8	360.5	(7.7)%		1,377.5	1,467.5	(6.1)%
Post retirement benefits	(15.3)	22.4	n.m.		38.2	89.6	(57.4)%
Depreciation and amortisation	191.1	212.9	(10.3)%		697.6	675.0	3.3%
Income from operations (3)	157.0	125.1	25.5%		641.7	702.9	(8.7)%
EBITDA margin	41.6%	42.6%	(1.0	)pp	43.0%	44.2%	(1.2	)pp
Capex (4)	268.8	299.6	(10.3)%		680.3	770.8	(11.7)%
Capex as % of revenues	33.6%	35.4%	(1.8	)pp	21.3%	23.2%	(2.0	)pp
EBITDA minus Capex	64.1	60.9	5.3%		697.1	696.7	0.1%

(1) Domestic operations includes the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro, PT Contact and PT Sales. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes the acquisition of real estate from the pension funds in 4Q10 (Euro 236 million) and additional commitments under the terms of the UMTS licence in 1Q09 (Euro 11.5 million).

EBITDA declined by 7.7% y.o.y in 4Q10 to Euro 333 million, equivalent to a margin of 41.6%. This performance is primarily explained by the revenue decline and the investment in the roll-out of the triple-play offers, which resulted in higher programming costs. It is worth highlighting that, in 4Q10, operating expenses excluding D&A in the wireline segment decreased by 4.8% y.o.y (Euro 15 million), declining for the first time since the launch of pay-TV service on a nationwide basis in 2Q08 and notwithstanding the increase in programming costs. Equally, at TMN operating expenses excluding D&A also declined 10.9% y.o.y thus demonstrating the focus on cost discipline.

Capex in the domestic business decreased by 10.3% y.o.y to Euro 269 milllion in 4Q10. Domestic capex was primarily directed to: (1) the continued efforts in the roll-out of pay-TV and FTTH, future proof technologies and services paving the way for future growth in wireline, and (2) investments in 3G and 3.5G networks in the domestic mobile business.

EBITDA minus Capex from domestic operations improved by 5.3% y.o.y in 4Q10 to Euro 64 million, as a result of the focus on improving profitability and commitment to increase cashflow generation.

Wireline

In 4Q10, PT achieved positive fixed telephone line net additions of one thousand and eight thousand net additions of traffic generating lines, positive for the first time in the last seven years, a performance underpinned by Meo’s double-play and triple-play offers, which continue to support the reversal of the operational trends of the wireline business. This is particularly visible in the residential segment, which saw 10 thousand net additions of fixed telephone lines.

Table 13 _ Wireline operating data

	4Q10	4Q09	y.o.y	2010	2009	y.o.y
Main accesses (‘000)	4,882	4,587	6.4%	4,882	4,587	6.4%
Retail accesses	4,527	4,189	8.0%	4,527	4,189	8.0%
PSTN/ISDN	2,695	2,746	(1.9)%	2,695	2,746	(1.9)%
Traffic-generating lines	2,600	2,612	(0.5)%	2,600	2,612	(0.5)%
Carrier pre-selection	95	134	(28.9)%	95	134	(28.9)%
Fixed broadband retail	1,001	862	16.1%	1,001	862	16.1%
TV customers	830	581	42.9%	830	581	42.9%
Wholesale accesses	356	398	(10.5)%	356	398	(10.5)%
Unbundled local loops	242	281	(13.7)%	242	281	(13.7)%
Wholesale line rental	62	63	(2.4)%	62	63	(2.4)%
ADSL wholesale	52	54	(3.4)%	52	54	(3.4)%
Net additions (‘000)	82	93	(12.2)%	295	289	2.2%
Retail accesses	98	109	(9.9)%	337	325	3.7%
PSTN/ISDN	1	(17)	104.3%	(51)	(96)	47.1%
Traffic-generating lines	8	(7)	202.2%	(12)	(56)	78.0%
Carrier pre-selection	(7)	(9)	25.1%	(39)	(40)	4.3%
Fixed broadband retail	37	50	(25.8)%	139	152	(8.7)%
TV customers	61	76	(20.2)%	249	269	(7.4)%
Wholesale accesses	(16)	(16)	(4.0)%	(42)	(36)	(16.1)%
Unbundled local loops	(15)	(16)	6.3%	(38)	(25)	(55.4)%
Wholesale line rental	(1)	1	(173.2)%	(2)	(12)	87.7%
Fixed broadband wholesale	(0)	(1)	20.9%	(2)	1	(271.1)%
Retail RGU per access (1)	1.68	1.53	10.1%	1.68	1.53	10.1%
ARPU (Euro)	30.0	30.4	(1.5)%	30.1	30.1	(0.1)%
Total traffic (million minutes)	2,725	2,826	(3.5)%	10,867	11,225	(3.2)%
Retail traffic	1,164	1,201	(3.0)%	4,581	4,713	(2.8)%
Wholesale traffic	1,561	1,625	(3.9)%	6,286	6,512	(3.5)%
Employees	6,177	6,450	(4.2)%	6,177	6,450	(4.2)%

(1) Retail accesses per PSTN/ISDN line.

In 4Q10, retail net additions reached 98 thousand (337 thousand in 2010), as a result of the significant growth of the pay-TV service, which accounted for 61 thousand net additions (249 thousand in 2010), bringing the total pay-TV customers to 830 thousand (up by 42.9% y.o.y). Fixed broadband net additions in the quarter stood at 37 thousand (139 thousand in 2010), with fixed broadband customer base growing 16.1% y.o.y, surpassing the treshold of one million customers. As a result of this solid performance underpinned by Meo, according to the 3Q10 report issued by ANACOM, the Portuguese telecom regulator, PT has increased its fixed broadband market share for the past ten consecutive quarters.

As referred to above, traffic generating lines increased by 8 thousand in 4Q10, increasing for the first time in the last seven years and further consolidating the reversal of the traditional line trend in wireline (loss of traffic generating lines was 7 thousand in 4Q09 and 21 thousand in 4Q08). In the quarter, also for the first time in the last seven years, fixed voice lines net additions were positive despite 7 thousand net disconnections of carrier pre-selection lines, which now account for only 95 thousand lines (3.5% of total PSTN/ISDN lines).

Pay-TV customer penetration stands at 31.9% of traffic generating lines (+9.7pp y.o.y) and 82.9% of the fixed broadband customer base (+15.5pp y.o.y), a solid performance considering that the pay-TV service was launched, on a nationwide basis, only in April 2008. As a result, pay-TV and fixed broadband services already represent 40.5% of total retail accesses, thus further reinforcing the migration of PT’s wireline business from a single-play operator to a triple-play operator.

During 2010, PT continued to market its fibre service, which is increasingly underpinning wireline performance, particularly in the urban and more competitive areas. Fibre customers already represent a 13.8% penetration over total FTTH households passed at year-end and 20.7% of the average FTTH households available for commercial sales during 2010. In February 2011, the FTTH Council, as part of its Innovation Awards, attributed to PT the deployment and operations award for its “I5” strategy, which is an integral part of its FTTH implementation plan. The five pillars of innovation (“I5”) in the context of FTTH transformation are: (1) network deployment and operations; (2) service delivery; (3) service convergence; (4) business transformation, and (5) establishment of an eco-system of partnerships. This Innovation Award further recognises PT’s FTTH strategy, operational execution and successful partnership with industry leaders to deliver best-in-class services to its customers.

The number of retail RGU per access, measured by the number of retail accesses per PSTN/ISDN line, continued to increase with the rollout of the pay-TV, double-play and triple-play offers and stood at 1.68 in 4Q10 (+10.1% y.o.y), as compared to 1.64 in 3Q10 and 1.53 in 4Q09.

Competitors’ accesses, which include wholesale accesses and carrier pre-selection, declined by 23 thousand in 4Q10, reflecting a decrease in unbundled local loop lines (-15 thousand) and in carrier pre-selection (-7 thousand).

Meo continues to offer various features that significantly differentiate its value proposition, including: (1) real video-on-demand (VoD) with DVD-like features and a catalogue of more than 2,500 movies, including high definition (“HD”); (2) catch-up TV; (3) 7 day electronic programming guide, redesigned during 1Q10, alongside all Meo user-interface, in order to improve further the user experience; (4) TV channel recording, which can be remotely programmed using the internet or mobile phone, and also allows easy one-click recording of entire series and multiroom access to all recordings (multi-room PVR) for those customers with more than one set-top-box; (5) value-added services such as gaming and karaoke; (6) several interactive applications, and (7) customised content and features for children in a specially designed walled-garden “Meo Kids”.

In 4Q10, Meo launched several new services: (1) Meo Online, that gives access to Meo’s VoD catalogue through PC (Meo customers can rent and watch movies at home on the TV or anywhere on the PC); (2) Meo Jogos, a service designed for all the gaming enthusiasts that now have access, through Meo, to the best games from the leading game developers, such as Activision, Atari, Disney, Capcom, Codemasters, THQ and Strategy First, without consoles or CDs; (3) Music Box, an integrated service for mobile phones, PCs and TV, another good example of PT’s multi-

screen strategy, that provides access to a catalogue of millions of music tracks (from the main world music companies, namely Universal Music, Sony BMG and The Orchard) from which Meo customers can create personal playlists that can be accessed on TV, PC or mobile phone.

Also in 4Q10, Meo continued to improved features and functionalities within the Meo TV experience: (1) Channel interactivity, Meo continues to promote innovation in content through an interactive experience over anchor linear content, such as TVI Secret Story Interactivo, an exclusive interactive channel, developed in partnership with TVI (a free to air channel) and Ídolos Interactivo, available on SIC (a free to air channel) from September to December 2010; (2) new football widget, Meo Futebol, featuring calendar, scores and videos of goals, matches highlights and flash interviews of the Portuguese football league, updated on a weekly basis according to each fixture; (3) Meo Remote, a new Apple and Android applet, whereby Meo customers can install a Meo remote control on their smartphones and tablets, combining simplicity, convenience and interactivity and following the most innovative consumer trends, and (4) Meo Restart TV.

In January 2011, Meo launched several new channels: (1) Food Network HD, to improve line-up of Lifestyle channels, also launched in SD; (2) Mezzo Live HD, 100% Native HD, the most known events of Classic Music, Jazz, Opera and Ballet with exceptional sound and image quality, and (3) Travel Channel HD, one of the most viewed travelling channels now also in HD.

These new services, channels, features and enhanced interactivity are aimed at strengthening Meo’s content and television viewing experience, thus allowing for an even stronger differentiation when compared to other pay-TV offers in the market.

The VoD catalogue, which includes blockbusters from five Hollywood studios, has been a key differentiating feature of the service as more than 55% of Meo’s IPTV customers have already used VoD on a paid basis, consuming an average of 2.3 movies per month. It is worth highlighting that the premiere of the movie “Tangled”, in Portugal, in December 2010, ocurred simultaneously in cinema and on Meo’s VoD. The most watched movies, in 4Q10, were “Law Abiding Citizen”, followed by “The Expendables” and “ The Twilight Saga: Eclipse”. In the quarter, customers that used VoD on a paid basis increased by 30.2% y.o.y and 17.2% q.o.q. VoD revenues increased by 25.5% y.o.y, becoming a relevant contributor to pay-TV revenue growth.

Meo marketing campaigns continue to enjoy the highest notoriety in the Portuguese pay-TV market. In 4Q10 Meo aired a strong comparative campaign, describing its clear service advantages in internet speed, in PVR-experience and zapping experience. In 4Q10, proved ad recall stood above 40% and spontaneous ad recall was above 50%, well ahead of any other competing brand in the sector.

As a result of the strong investment in innovation and technology, the Meo service (over fibre) was classified by Exame Informática, an independent Portuguese specialised magazine, as the best pay-TV service and the most sophisticated service in terms of technology and functionalities in an extensive side-by-side comparison with the cable competitor. Meo was deemed to be the best service in several categories: (1) Internet bandwidth; (2) digital video recording; (3) video on demand; (4) sound quality; (5) set top box, and (6) energy consumption.

In the last months, PT launched several vertical offers targeting the SMEs and corporate segments in order to provide differentiated convergent offers customised for different sectors, aiming at further strengthening PT’s positioning in the market.

In February 2011, PT announced the construction of one of Europe’s largest Data Centre in Covilhã, with over 45,000 sqm (total area), an installation capacity of more than 50,000 servers occupying 12,000 sqm and unique and disctinctive levels of technological capacity and energy efficiency, which includes savings of 93 thousand tons of CO2, 40% reduction in energy consumption and the creation of a wind park with 28 towers.  With this investment, PT aims at leading the trends in the global communications market and preparing for the expected exponential growth in data traffic. This new Data Centre, which will become operational in 2H12, will be supported by a fibre network that will connect it to major worldwide communications networks and will primarily focus on the export of data storage capacity and cloud computing services, positioning PT as a player also in the European market.

In December 2010, PT also signed a collaboration agreement with SingTel. This agreement provides for: (1) sharing best practices and benchmarks in operational and commercial areas related to fibre and IPTV; (2) cooperation in research and development, including the joint creation of multiplatform applications and solutions; (3) development of innovative applications for fixed and mobile high speed networks; (4) leveraging on economies of scale through joint procurement, and (5) promotion of internship programmes allowing the employees of both companies to share best practices and experiences.

PT has been awarded the ISO 20000 certification for Cloud Computing, IT Management, Security Management and Data centre Infrastructures. This assignment adds a stamp of quality and service delivery, strengthening PT’s position in the area of IT services aimed at the business segment.

As a result of the continued efforts in the deployment of Meo and in the rollout of future proof infrastructures, namely FTTH, and notwithstanding the strong growth of Meo customers, which subscribe to a more complex service with higher customer care associated, the reliability, quality and user experience of PT’s call centres improved during 2010. As a result, the number of calls per customer declined by 30% y.o.y and the number of complaints declined by 45% y.o.y. Focus on improving fault management processes and investment on remote diagnosics enabled a 9% decrease y.o.y of technicians dispatched per RGU.

In 4Q10, wireline operating revenues decreased by 5.0% y.o.y (Euro 25 million) to Euro 476 million, impacted by: (1) lower data and corporate revenues (Euro 12 million), which reflect challenging economic conditions, as well as the reduction in some structural projects; (2) a decline in wholesale revenues (Euro 3 million) particularly in revenues from ULL and DSL wholesale revenues; (3) lower equipment sales (Euro 6 million), and (4) lower revenues generated by the directories business (Euro 5 million).

In the quarter, retail revenues increased by 0.2% y.o.y to Euro 244 million, and by 1.5% q.o.q, underpinned by the continued strong performance of Meo triple-play offers (voice, data and pay-TV) and thus further consolidating the turnaround of the traditional revenue loss trend in the wireline business. This performance of retail revenues is being achieved on the back of pay-TV revenue growth and fixed broadband, which are growing in line with the stated strategy of increasing market share in the residential market by offering attractive and differentiated triple-play and double-play services and notwithstanding the increasing pressure on the traditional voice business affecting mainly the SME/SOHO and corporate segments. As a result of this solid performance of Meo, the residential segment grew its retail revenues by circa 5% y.o.y in 4Q10, in line with the 5% y.o.y growth shown in 2010, reflecting the benefits of the transformation of PT’s residential offering model from a single-play to a triple-play.

Table 14 _ Wireline income statement (1)	Euro million

	4Q10	4Q09	y.o.y		2010	2009	y.o.y
Operating revenues	476.3	501.4	(5.0)%		1,929.0	1,947.8	(1.0)%
Retail	244.3	243.9	0.2%		969.2	971.0	(0.2)%
Wholesale	122.7	125.6	(2.3)%		491.3	495.4	(0.8)%
Data & corporate	67.7	80.0	(15.3)%		287.7	300.7	(4.3)%
Other wireline revenues	41.6	52.0	(19.9)%		180.8	180.6	0.1%
Operating costs, excluding D&A	291.5	306.2	(4.8)%		1,183.8	1,148.2	3.1%
Wages and salaries	57.2	60.5	(5.5)%		228.2	233.3	(2.2)%
Direct costs	107.3	106.8	0.4%		438.4	409.0	7.2%
Commercial costs	36.9	37.3	(1.1)%		126.7	118.0	7.4%
Other operating costs	90.1	101.5	(11.2)%		390.4	387.9	0.6%
EBITDA (2)	184.8	195.2	(5.3)%		745.2	799.6	(6.8)%
Post retirement benefits	(15.3)	22.4	n.m.		38.1	89.6	(57.4)%
Depreciation and amortisation	124.3	139.4	(10.8)%		461.7	434.7	6.2%
Income from operations (3)	75.8	33.5	126.5%		245.3	275.4	(10.9)%
EBITDA margin	38.8%	38.9%	(0.1	)pp	38.6%	41.1%	(2.4	)pp
Capex (4)	205.1	207.4	(1.1)%		524.1	565.4	(7.3)%
Capex as % of revenues	43.1%	41.4%	1.7	pp	27.2%	29.0%	(1.9	)pp
EBITDA minus Capex	(20.3)	(12.2)	66.6%		221.1	234.2	(5.6)%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes the acquisition of real estate from the pension funds in 4Q10 (Euro 226 million).

As in previous quarters, the performance of retail revenues was underpinned by growth in retail RGUs of 98 thousand, namely pay-TV customers (+61 thousand net additions in the quarter), high quality broadband customers (+40 thousand postpaid net adds) and resilience of traffic generating lines, which increased, for the first time in the last seven years, by 8 thousand in the quarter. The performance of retail revenues continued to benefit from the successful implementation of the pay-TV strategy, notwithstanding strong competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband, and against a backdrop of challenging economic conditions.

Wholesale revenues decreased by 2.3% y.o.y in 4Q10 to Euro 123 million, notwithstanding the increase in traffic revenues (+11.3% y.o.y), impacted by the decrease in leased lines revenues (-5.5% y.o.y) and other. This performance is explained by the decline in ULL, wholesale line rental and wholesale ADSL revenues in the quarter (Euro 1.5 million).

Revenues from data and corporate services decreased by 15.3% y.o.y in 4Q10 as a result of the decline in revenues from network management, outsourcing and IT (-27.8% y.o.y) and from VPN and leased lines (-8.2% y.o.y) against a backdrop of challenging economic conditions affecting the SME/SOHO and corporate segments, namely due to strong pricing pressure. This performance is also explained by some lumpiness in relation to the execution of certain large contracts, in some cases delayed due to economic conditions and lack of financial flexibility as well as the reduction in some structural projects.

Other revenues decreased by 19.9% y.o.y in 4Q10, mainly as a result of the 29.3% y.o.y decline in equipment sales (Euro 6 million) and 23.7% in directories (Euro 5 million), reflecting the secular negative trend of the directories business.

In 4Q10, EBITDA declined only by 5.3% y.o.y, a marked sequential improvement (-5.9% y.o.y in 3Q10, -6.4% y.o.y in 2Q10 and -9.4% in 1Q10), notwithstanding the investment in the deployment of the pay-TV and triple-play offers and pricing pressure in the corporate and SME / SOHO segments. It is also worth highlighting that in 4Q10 EBITDA increased sequentially by 0.4% q.o.q. This favourable performance is the result of the continued focus on improving the profitability of the business and the initial benefits of the rollout of the FTTH network, which is more robust then legacy networks. In the quarter, operating expenses excluding D&A decreased by 4.8% y.o.y (Euro 15 million), decreasing for the first time since the launch of pay-TV service on a nationwide basis in 2Q08 and notwithstanding the increase in programming costs (+50.6% y.o.y, Euro 10 million). This increase in programming costs resulted from the continued growth in pay-TV customers, broader content offering and higher uptake of premium and VoD services. In 4Q10, wages and salaries decreased by 5.5% y.o.y to Euro 57 million as a result of strong focus on cost reduction. Commercial costs, which fell by 1.1% y.o.y to Euro 37 million, reflected the decrease in marketing and publicity and the strict cost discipline. EBITDA margin, which stood at 38.8% in 4Q10, remained broadly flat y.o.y (-0.1%), the best performance in the last three years, and clearly confirming steady improvements in the historical trend following the launch of the triple-play offers and the pay-TV business.

Capex decreased from Euro 207 million in 4Q09 to Euro 205 million in 4Q10 (-1.1% y.o.y), notwithstanding the continued efforts in the rollout of future proof infrastructures, namely FTTH. As a result of PT’s focus on efficiency and cash flow, other investments decreased, namely infrastructure backbone SI/TI, benefiting from significant investments during 2008 and 2009 and synergies from fixed-mobile integration.

Mobile

In 4Q10, TMN’s EBITDA minus capex grew by 8.5% y.o.y to Euro 101 million, as a result of the strong focus on profitability and cash flow generation and against a backdrop of increased competitiveness in certain market segments, namely the youth segment. As a result, EBITDA minus capex improvement accellerated when compared to previous quarters (+3.1% y.o.y in 3Q10; +2.9% y.o.y in 2Q10, and -3.2% y.o.y in 1Q10). Revenues stood at Euro 342 million (-10.6% y.o.y), as a result of increased pricing pressure in the market, lower interconnection revenues (-15.6% y.o.y) and equipment sales (-10.9% y.o.y).

In 4Q10, TMN’s total customers increased by 2.3% y.o.y to 7,419 thousand, underpinned by wireless broadband customers, with quarterly net additions of 105 thousand, clearly improving the trend seen in previous quarters (+46 thousand in 3Q10, +5 thousand in 2Q10 and +11 thousand in 1Q10). Notwithstanding the increased popularity of tribal plans (flat-fee prepaid tariff plans offering unlimited voice and sms traffic for customers using the same tariff plan), customer growth at TMN in the quarter was balanced between both postpaid and prepaid customers (+23 thousand net adds and +82 thousand net adds). The growth of postpaid customers was achieved as a result of: (1) continued growth of wireless broadband penetration, and (2) new postpaid pricing plans launched in the personal segment, branded “TMN unlimited”, that were marketed during the quarter and which are aimed at increasing the penetration of high-value tariff plans. At the end of 4Q10, postpaid customers accounted for 30.9% of total customer base (+0.1pp y.o.y).

Table 15 _ Mobile operating data (1)

	4Q10	4Q09	y.o.y		2010	2009	y.o.y
Customers (‘000)	7,419	7,252	2.3%		7,419	7,252	2.3%
Net additions (‘000)	105	180	(41.6)%		167	319	(47.7)%
Total traffic (million minutes)	2,690	2,595	3.7%		10,539	9,848	7.0%
MOU (minutes)	123	121	0.9%		121	117	2.9%
ARPU (Euro)	13.8	15.9	(13.3)%		14.5	16.2	(10.8)%
Customer	12.1	13.8	(12.7)%		12.6	14.0	(10.1)%
Interconnection	1.5	1.8	(18.0)%		1.6	1.9	(15.4)%
Data as % of service revenues (%)	24.7	23.7	1.1	pp	24.6	23.1	1.5	pp
SARC (Euro)	35.8	36.7	(2.4)%		33.0	36.0	(8.5)%
Employees	1,029	1,004	2.5%		1,029	1,004	2.5%

(1) Includes MVNO subscribers.

In 4Q10, TMN continued to invest significantly in the differentiation and strengthening of its handset portfolio with the launch of new phones such as the exclusive commercialisation of Samsung Omnia 7, the first mobile phone in Portugal to integrate the Windows 7 operating system, and the i-Phone 4, thus further enhancing its smartphone offering. This strategy resulted in TMN having the most comprehensive smartphone offering in the Portuguese mobile market: (1) the most well known operating systems: Windows Mobile, Android, RIM, Symbian and Apple, and (2) a wide range of smartphones from various manufacturers. TMN also continued to invest in the development and marketing of own-label low-cost smartphones aimed at the mass market, such as Sapo a5, which are acting as enablers in the market and driving an increased popularity of these devices. Sapo a5 was launched in November 2010, using the Android operating system, with touch screen and integrating all social networks and contacts, at a price of Euro 149.90.

Recently, TMN also launched its internet Pad service offering, a new mobile data access offer specifically designed for tablet PC’s, aimed at establishing a leading edge position in this high-growth segment of the market. This new offering has an option of 1GB of traffic included with the monthly fee of Euro 14.90 (as from 1 January Euro 15.48 following VAT increase) and an unlimited offer, subject to a fair usage policy, for a price of Euro 29.9 (as from 1 January Euro 31.25 following VAT increase) per month. The internet Pad offer was recently further reinforced with the integration of the Samsung Galaxy Tab, based on the Android operating system, and that includes one year subscription to the digital version of Expresso, a leading weekend newspaper in Portugal, and the license to use the GPS positioning application N-Drive with Portugal’s map and which also provides traffic information.

As part of its data and value added services strategy, TMN has also been investing significantly in new services that are already aligned with future market trends, such as: (1) Music Box, an integrated service for mobile phones, PCs and TV that provides access to a catalogue of millions of music tracks, with immediate access to unlimited streaming, from the main world music companies, and including 10 downloads mp3 per month, free of charge for customers with unlimited plans and, after a 3 months free for trial, Euro 4.99 per month for other plans; (2) TMN’s application store making available sports, news, entertainment, games, books and utility apps, which leverages on the wide experience and presence of PT’s portal Sapo in the online world and partnerships with third parties; (3) meo mobile, which makes available 40 TV channels, in various areas such as information, sports, entertainment, children and other, on the mobile phone, and (4) pond, an aggregation service that enables the access to multiple personal accounts and aggregation of social network accounts.

This service and applications offering is complemented with the “internetnotelemóvel” service, which offers internet access on mobile phones in any place at any time and also access to TMN’s innovative mobile portal.

As a result, TMN is leveraging on its distinctive and comprehensive smartphone, data and value added services offering and, in 2010, is the clear leader in this high growth market segment, with 46% market share according to GfK market studies.

In 2H10 TMN completely redesigned its tariff structure for the personal segment, aimed at enhancing the value proposition of prepaid offers and increasing the penetration in high value segments. This comprehensive movement culminated with the launch, in January 2011, of a new prepaid tariff plan branded “e nunca mais acaba”, which is targeted at the mass market.

The new “e nunca mais acaba” tariff plan is based on three key characteristics: (1) cost control, with free and unlimited communications to TMN customers; (2) simplicity and clarity, as these prepaid plans include unlimited voice and SMS for the TMN network, either on off-peak periods or all day, with a fair usage policy, and internet access, including 500MB of download capacity, for a monthly fee that ranges from Euro 10 to Euro 25, and (3) easy and informed subscription, with a free IVR line dedicated to this new offer and stores layout redesigned with a new area and product specialist for a customised advice based on customer preferences and immediate migration and activation.

TMN also continues to market the tribal plans targeted at the youth segment, “Moche”. As from 1 December 2010 for new customers and as from 1 January 2011 for existing customers, the monthly fee or mandatory top-up of these tribal plans were increased. This offer now includes an option with a monthly fee of Euro 12.5, up from Euro 10 and one other option without a monthly fee, although subject to a minimum recharge of Euro 15 every 30 days (previously Euro 12.5).

In the quarter, TMN continued to market the new postpaid pricing plans that were launched in July 2010, branded “TMN unlimited”, which are aimed at increasing the penetration in high-value segments. These pricing plans are designed to leverage on the increased popularity of smartphones in Portugal and include voice services and broadband Internet access (at first 500MB and since the launch of “e nunca mais acaba” plans 1GB of mobile Internet plus unlimited WiFi usage in 1,600 PT’s hotspots), while at the same time guaranteeing minimum consumption levels of Euro 30 (unlimited on-net traffic, SMS and MMS included, subject to fair usage policy) and Euro 100 (unlimited on-net and off-net traffic, SMS and MMS included, subject to fair usage policy). Moreover, in January 2011 TMN extended further this concept by launching the new tariff plans “all net unlimited”, which include traffic for all national networks. These new tariff plans have similar pricing points to those of “TMN unlimited”.

As a result of TMN’s investment in improving the customer experience in the usage of its voice and data services and in increasing the quality of its customer care processes, in 2010 the number of calls to the customer care call centre and the number of complaints of TMN customers declined both by 33% throughout the year, reflecting simplicity of the offerings and reliability of the services. Also worthwhile to note that, in 2009, the number of total complaints of TMN customers had already declined by 17% y.o.y.

In 4Q10, customer ARPU at TMN stood at Euro 12.1 (-12.7% y.o.y) mainly as a result of: (1) increased penetration of voice and data services in lower segments of the market, and (2) increased popularity of tribal plans targeted at the youth segment, which reflect increased competitive levels in the market. Interconnection ARPU declined by 18.0% y.o.y, with termination rates declining sequentially by Euro 0.5 cents to Euro 5.0 cents as of 24 November 2010 as a result of the glide path defined by ANACOM, the Portuguese telecom regulator. As a result, TMN’s ARPU stood at Euro 13.8 in 4Q10 (-13.3% y.o.y).

In 4Q10, total traffic increased by 3.7% y.o.y to 2,690 million minutes, driven by outgoing traffic, which increased by 6.9% y.o.y, while incoming traffic declined by 8.4% y.o.y. Notwithstanding resilient volume traffic growth, primarily due to increased penetration of tribal plans and growth in customer base (+2.3%, EoP), in 4Q10 growth slowed down sequentially. As a result of lower growth in traffic volumes coupled with continued growth in mobile data cards, MOU increased only by 0.9% y.o.y in the quarter.

In 4Q10, TMN’s operating revenues amounted to Euro 342 million, a decrease of 10.6% y.o.y (Euro 41 million), mainly due to: (1) the Euro 6 million decline in interconnection revenues, mainly driven by the Euro 5 million negative impact of lower MTRs; (2) the Euro 30 million decline in customer revenues, against a backdrop of challenging economic conditions, increased penetration of tribal plans and lower roaming-out revenues (Euro 2 million), mainly due to regulated tariff cuts, and (3) the 10.9% y.o.y decline in equipment sales (Euro 4 million). Data revenues declined by 8.7% y.o.y in 4Q10 as a result of: (1) the impact of tribal plans on SMS revenues, and (2) continued growth in fixed broadband underpinned by the increased popularity of triple-play bundles, SMS and value added data services. In 4Q10, SMS and data revenues accounted for 24.7% of service revenues (+1.1pp y.o.y).

Table 16 _ Mobile income statement (1)	Euro million

	4Q10	4Q09	y.o.y		2010	2009	y.o.y
Operating revenues	342.1	382.8	(10.6)%		1,387.5	1,517.8	(8.6)%
Services rendered	303.7	340.4	(10.8)%		1,264.7	1,360.0	(7.0)%
Customer	265.7	295.8	(10.2)%		1,099.0	1,173.4	(6.3)%
Interconnection	33.4	39.5	(15.6)%		141.9	161.0	(11.9)%
Roamers	4.7	5.1	(7.8)%		23.7	25.5	(6.9)%
Sales	35.1	39.4	(10.9)%		112.4	144.1	(22.0)%
Other operating revenues	3.2	3.1	6.4%		10.4	13.7	(24.0)%
Operating costs, excluding D&A	192.4	216.1	(10.9)%		749.4	843.7	(11.2)%
Wages and salaries	11.8	10.9	8.1%		47.6	48.3	(1.5)%
Direct costs	59.1	63.6	(7.1)%		246.2	259.4	(5.1)%
Commercial costs	76.5	75.5	1.3%		230.1	276.6	(16.8)%
Other operating costs	45.1	66.1	(31.8)%		225.6	259.3	(13.0)%
EBITDA (2)	149.6	166.7	(10.3)%		638.1	674.1	(5.3)%
Depreciation and amortisation	64.0	63.6	0.7%		225.6	220.9	2.1%
Income from operations (3)	85.6	103.2	(17.0)%		412.5	453.2	(9.0)%
EBITDA margin	43.7%	43.6%	0.2	pp	46.0%	44.4%	1.6	pp
Capex (4)	49.0	73.9	(33.7)%		133.1	180.1	(26.1)%
Capex as % of revenues	14.3%	19.3%	(5.0	)pp	9.6%	11.9%	(2.3	)pp
EBITDA minus Capex	100.7	92.8	8.5%		505.0	494.1	2.2%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

During the quarter, TMN continued to focus on strict cost control. In the quarter, EBITDA stood at Euro 150 million (-10.3% y.o.y) declining by only Euro 17 million, notwithstanding the Euro 41 million revenue decline and the decline of Euro 32 million in net service revenues (service revenues minus direct costs). This favourable performance is the result of cost cutting at TMN as other operating expenses declined 31.8% y.o.y, reflecting strict cost discipline in customer care, network maintenance and general and administrative costs, and despite the 1.3% y.o.y growth in commercial costs. In 4Q10, EBITDA margin stood at 43.7%, increasing by 0.2pp when compared to 4Q09. Operating expenses, excluding D&A, decreased by 10.9% y.o.y in 4Q10 to Euro 192 million, on the back of operational and cost discipline: (1) lower direct costs (-7.1% y.o.y to Euro 59 million), as a result of lower MTRs and a higher proportion of on-net traffic, notwithstanding higher capacity costs, which are associated with the provision of data services and growth in voice traffic, and (2) lower other operating costs (-31.8% y.o.y). Other operating expenses benefited from lower maintenance and repairs, which result from an integrated and more efficient management of fixed and mobile networks, from the optimisation in customer care and from additional reductions in general and administrative costs, which reflect the strict operational and cost discipline. Commercial costs increased by 1.3% y.o.y to Euro 77 million, notwithstanding the continued focus on increasing the number of exclusive handsets and reducing the breadth of TMN’s handset portfolio, as a result of an increase in comissions and marketing and publicity due to Christmas period and to strong competition in certain market segments. Wages and salaries increased by 8.1% y.o.y due to internal restructurings albeit that sequentially wages and salaries decreased by 3.4% q.o.q to Euro 12 million.

Capex decreased by 33.7% y.o.y in 4Q10 to Euro 49 million, representing 14.3% of revenues (-5.0pp y.o.y). In 2010, capex stood at Euro 133 million (-26.1% y.o.y), representing 9.6% of revenues (-2.3pp y.o.y). The decrease in TMN’s capex is primarily explained by the strong focus on cash flow generation and profitability, benefiting from synergies from the fixed-mobile integration and management of the Portuguese business alongside customer segments. TMN’s capex continued to be directed primarily towards: (1) expanding network capacity, to accommodate increased voice and data usage, and (2) network coverage, namely in the urban areas and in the main motorways and roads. The majority of network capex is being directed towards 3G and 3.5G networks. As a result of the strict focus on cash flow generation, profitability of operations and of management operational discipline, EBITDA minus capex at TMN increased by 8.5% y.o.y to Euro 101 million in 4Q10 (+2.2% y.o.y to Euro 505 million in 2010).

International Businesses

In 2010, international assets, on a pro-forma basis, increased their proportional revenues by 19.6% y.o.y to Euro 616 million, while EBITDA increased by 0.8% y.o.y to Euro 224 million, improving the trend seen in 1Q10, 2Q10 and 3Q10, notwithstanding the devaluation of the Angolan Kwanza.

Table 17 _ Proportional income statement of international assets (1)	Euro million

	4Q10	4Q09	y.o.y		2010	2009	y.o.y
Operating revenues	168.2	134.9	24.7%		615.6	514.8	19.6%
EBITDA (2)	59.2	55.7	6.4%		223.9	222.0	0.8%
Depreciation and amortisation	0.7	11.8	(94.1)%		58.0	42.8	35.4%
Income from operations (3)	58.5	43.8	33.5%		165.9	179.2	(7.4)%
EBITDA margin	35.2%	41.3%	(6.1	)pp	36.4%	43.1%	(6.8	)pp

(1) Pro-forma consolidation of international assets using the percentage of ownership held by PT. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Table 18 _ Highlights of main assets in Africa and Asia (2010) (1)	thousand (customers), million (financials)

	Stake	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Eur	EBITDA Eur
Unitel, Angola (2)(4)	25.00%	1,502	(3.8)%	865	(16.0)%	57.6%	1,133	652
MTC, Namibia (3)(4)	34.00%	1,444	0.0%	769	(0.5)%	53.2%	149	79
CVT, Cape Verde (3)(4)	40.00%	9,259	9.2%	4,246	(10.8)%	45.9%	84	39
CTM, Macao (2)	28.00%	2,760	13.2%	1,194	5.3%	43.2%	260	112
CST, S.Tomé & Principe (3)(4)	51.00%	310,531	15.3%	73,970	(1.5)%	23.8%	13	3
Timor Telecom, East Timor (3)	41.12%	57	17.8%	32	29.1%	56.4%	43	24

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

In 2010, Unitel’s revenues and EBITDA, in Angolan Kwanzas, increased by 14.0% and by 1.3%, respectively, and decreased by 3.8% and by 16.0% y.o.y, to 1,502 USD million and USD 865 million, respectively, as a result of the 15.9% devaluation of the Angolan Kwanza against the Dollar. In 2010, Unitel continued its expansion both in Luanda and outside Luanda and launched several campaigns to promote voice, mobile data usage and roaming.

In 2010, MTC’s revenues and EBITDA remained flat y.o.y, reaching NAD 1,444 million and NAD 769 million, respectively. This revenue performance was achieved against a backdrop of significant decline in MTRs and promotions with traffic bonus to reinforce competitive position. Excluding the impact of lower MTRs (-65% average price y.o.y), revenues and EBITDA would have increased by 5.0% and 5.1%, respectively. In 2010, EBITDA margin stood at 53.2%. Data revenues accounted for 18.9% of service revenues. In 2010, MTC focused its marketing and commercial activity in initiatives to promote usage and mobile broadband, launching: (1) several weekly campaigns based on traffic promotions; (2) campaigns in schools targeted to the youth segment, and (3) Netman, a new brand to provide broadband services, designed to be the best broadband service provider in Namibia, with 95% of coverage and download speeds of up to 7.2 Mbps.

In 2010, CVT’s revenues increased by 9.2% y.o.y to CVE 9,259 million, while EBITDA decreased by 10.8% y.o.y to CVE 4,246 million. EBITDA margin stood at 45.9%. Revenues and EBITDA performance were impacted by the introduction of international accounting rules (IFRIC 12) related to concession agreements. Adjusting for this impact, revenues and EBITDA would have decreased by 6.2% and by 11.6%, respectively. In 2010, revenue performance was also negatively impacted by lower roaming revenues, as well as adverse regulatory impacts in the wireline business. Excluding regulatory impacts, EBITDA would have decreased by 4.4%. It is worth highlighting that, in 4Q10, EBITDA y.o.y trend improved significantly when compared to previous quarters. In 2010, CVT launched: (1) an institutional campaign to celebrate the achievement of surpassing 300 thousand mobile customers; (2) several campaigns in schools, targeted to youth segment; (3) new wireline campaigns to promote voice usage, and (4) new TV channels to increase IPTV market momentum. Therefore, broadband and IPTV customers increased significantly, representing, respectively, 22.1% and 10.3% of the wireline customer base.

In 2010, CTM’s revenues and EBITDA increased by 13.2% y.o.y and by 5.3% y.o.y to MOP 2,760 million and MOP 1,194 million, respectively. EBITDA margin was 43.2%. Revenue growth was achieved against a backdrop of a positive evolution of the economy of Macao, which led to an increase in the number of visitors in the period. Data revenues represented 14.7% of mobile service revenues. In 2010, CTM launched several campaigns aimed at smartphones and dongle users.

In 2010, CST’s revenues increased by 15.3% y.o.y to STD 310,531 million and EBITDA decreased by 1.5% y.o.y to STD 73,970 million. EBITDA performance was negativatly impacted by a new tax on foreign suppliers. Excluding this impact, EBITDA would have increased by 19.1% y.o.y. EBITDA margin stood at 23.8%. In December 2010, mobile customers surpassed 100 thousand, reaching a penetration of more than 60% of the country.

In 2010, Timor Telecom’s revenues and EBITDA increased by 17.8% y.o.y and by 29.1% y.o.y, to USD 57 million and USD 32 million, respectively, mainly as a result of the strong increase in the number of mobile customers. EBITDA margin was 56.4%. Data revenues accounted for 14.6% of mobile service revenues. Customer growth was achived against a backdrop of expanding coverage and strengthening of commercial offer as in 2010 Timor Telecom: (1) relaunched its commercial brand; (2) launched 3G services; (3) increased significatively its distribution network capillarity, and (4) improved its commercial offer, with low end handsets and traffic stimulation campaigns.

04

Changes in Accounting Policies

Following the disposal of the investment in Brasilcel in September 2010 and in accordance with IFRS 5, VIVO business line was presented as a discontinued operation in 2010 and 2009 income and cash flows statements. The net gain obtained with the disposal of this investment was recorded under the caption discontinued operations.

The interpretation IFRIC 12 Service Concession Arrangements became effective as from 1 January 2010, following the approval by the European Commission as at 25 March 2009, and is applicable to Portugal Telecom in relation to the concession arrangement of an international operation which renders fixed line telecommunication services. According to this interpretation, infrastructure within the scope of the concession arrangement cannot be recognised as property, plant and equipment, but instead should be recognised as an intangible asset corresponding to the right to charge users of the public service. In accordance to this interpretation, revenues were adjusted in order to reflect the services that operators perform under these concession arrangements, while costs were recognised in relation to the investments incurred with the development of the fixed line network. According to the transitional provisions of this interpretation, financial statements for 2009 were adjusted retrospectively.

Please see additional information in the notes on our financial statements as of 31 December 2010.

05

Glossary

ARPU	Average Revenue per User. Monthly average service revenues per average number of users in the period.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid — payments related with PRB — income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line,

through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period.

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

NGAN	Next generation access network.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Tribal plans	Flat-fee prepaid tariff plans offering unlimited traffic for customers using the same tariff plan

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

Additional Information

This information is also available on PT’s IR website http://ir.telecom.pt

Conference Call details

Date: 24 February 2011

Time: 16:00 (Portugal/UK), 17:00 (CET),
11:00 (US/NY)

Telephone numbers

Outside US: +1 201 689 7817

US and Canada: 877 269 7756

If you are unable to attend the conference call a replay will be available for one week through the following numbers:

Outside US callers: +1 201 612 7415
(Account Number: 3082, Conference ID: 367211)

US and Canada callers: 877 660 6853
(Account Number: 3082, Conference ID: 367211)

Contacts

Luís Pacheco de Melo

Group Chief Financial Officer

luis.p.melo@telecom.pt

Bruno Saldanha

Chief Accounting Officer

bruno.m.saldanha@telecom.pt

Nuno Vieira

Investor Relations Officer

nuno.t.vieira@telecom.pt

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel.: +351 21 500 1701

Fax: +351 21 500 0800

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.